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                                             As Filed Pursuant to Rule 424(b)(2)
                                             Registration No. 333-76559

             Prospectus Supplement to Prospectus dated May 19, 1999.

                                 350,000 Shares

                              BANCWEST CORPORATION

                                  Common Stock

                             ----------------------

     BancWest Corporation is offering 350,000 shares of common stock by this prospectus supplement. Our common stock is listed for trading on the New York Stock Exchange under the symbol "BWE". On June 10, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $38.1875 per share.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     THE SHARES OF OUR COMMON STOCK OFFERED BY THIS PROSPECTUS SUPPLEMENT ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY OF OUR BANK OR NONBANK SUBSIDIARIES AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENTAL AGENCY.

                             ----------------------

     The underwriter will purchase the common stock from BancWest Corporation at a price of $37.0625 per share, resulting in $12,971,875 aggregate net proceeds (before expenses) to BancWest Corporation.

     The underwriter may offer the common stock in transactions on the New York Stock Exchange or the Chicago Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The underwriter will sell a portion of the common stock to Banque Nationale de Paris. See "Underwriting".

                             ----------------------

     The underwriter expects to deliver the common stock against payment in New York, New York on June 16, 1999.
                              GOLDMAN, SACHS & CO.
                             ----------------------
                   Prospectus Supplement dated June 10, 1999.
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                                   THE MERGER

      On February 25, 1999, we, our wholly-owned subsidiary Bank of the West and SierraWest Bancorp entered into a merger agreement which provides for the merger of SierraWest with and into Bank of the West. Subject to the terms of the merger agreement, each share of SierraWest common stock outstanding immediately before the effective time of the merger will be converted into 0.82 of a share of our common stock. As a result, we expect to issue a total of approximately 4.6 million shares of our common stock in the merger, including shares issuable upon the exercise of options. We expect to complete the merger in July 1999.

      The principal reason for the offering of these shares of our common stock is to facilitate the accounting treatment of the merger as a "pooling of interests," which is a condition to the completion of the merger under the merger agreement. While we believe that all conditions to the completion of the merger will be satisfied or waived (where permissible), we cannot make any assurances that the merger will in fact be completed.

                         RECENT REGULATORY DEVELOPMENTS

      On June 3, 1999, the Basle Committee on Banking Supervision, which formerly was known as the Basle Committee on Banking Regulations and Supervisory Practices, proposed a new capital adequacy framework. The new capital framework would consist of minimum capital requirements, a supervisory review process, and effective use of market discipline. The minimum capital requirements would be based on the current framework, but, among other changes, would replace the existing risk weights for sovereigns, banks, securities firms, corporate borrowers and asset securitizations with risk weights based on external credit ratings, including risk weights greater than 100% for low quality exposure. The new framework would include capital charges for interest rate risk, for banks with interest rate risk that is significantly above average, and for other risks, principally operational risk. The supervisory review aspects of the new framework would seek to ensure that a bank's capital position is consistent with its overall risk profile and strategy. The supervisory process would also encourage early supervisory intervention when a bank's capital position deteriorates. The third aspect of the new framework, market discipline, would press for detailed disclosure of banks' capital adequacy in order to enhance the role of market participants in encouraging banks to hold adequate capital. The Basle Committee plans to set forth more definitive proposals regarding the new framework in the year 2000. We cannot predict at this time whether the new capital adequacy framework will be adopted or in what form, or the effect it would have on our or our subsidiaries' financial condition or results of operations.

                                  UNDERWRITING

      We and Goldman, Sachs & Co., as underwriter for the offering, have entered into an underwriting agreement with respect to the shares being offered by this prospectus supplement. Subject to the conditions set forth in the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, the 350,000 shares of common stock offered by this prospectus supplement.

      We currently expect that Banque Nationale de Paris, which currently owns 25,814,768 shares of our Class A common stock, will purchase from the underwriter 157,500 shares offered by this prospectus supplement for a purchase price of $37.25 per share. Under the terms of the standstill agreement between us and Banque Nationale de Paris, Banque Nationale de Paris has the option to exchange the shares of common stock that it purchases for shares of Class A common stock.

                                       S-1
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      Under the terms and conditions of the underwriting agreement, the underwriter is committed to take and pay for all of the shares offered hereby, if any are taken.

      We have agreed with the underwriter not to offer, sell, contract to sell or otherwise dispose of any of our common stock or securities convertible into or exchangeable for or that represent the right to receive shares of our common stock during the period from the date of this prospectus supplement continuing through the date 45 days after the date of this prospectus supplement, except with the prior written consent of the underwriter, other than (A) as contemplated by the merger agreement with SierraWest Bancorp, (B) the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or (C) the granting of stock options or the issuance of restricted stock under our current employee benefit plans.

      The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange or the Chicago Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

      In connection with the offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering.

      These activities by the underwriter may maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      We estimate that our total expenses for the offering will be approximately $39,000.

      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

      The underwriter has provided from time to time, and is expected to provide in the future, investment banking and other financial services to us and certain of the underwriter's affiliates have engaged and may in the future engage in commercial transactions in the ordinary course of business with us. Goldman, Sachs & Co. acted as our financial advisor in connection with our acquisition of Bank of the West in November 1998. In the ordinary course of business, the underwriter may actively trade in our debt and equity securities for its own account or for the accounts of customers and, accordingly, it may at any time hold long or short positions in those securities.

                                 LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Simpson Thacher & Bartlett, New York, New York and for the underwriter by Sullivan & Cromwell, Los Angeles, California.

                                       S-2
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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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                               TABLE OF CONTENTS

                                      Page
                                      ----
          Prospectus Supplement
The Merger..........................  S-1
Recent Regulatory Developments......  S-1
Underwriting........................  S-1
Legal Matters.......................  S-2
                Prospectus
BancWest Corporation................    1
Use of Proceeds.....................    1
Selected Historical Consolidated
  Financial Data....................    2
Description of Capital Stock........    4
Plan of Distribution................    7
Legal Matters.......................    8
Experts.............................    8
Where You Can Find More
  Information.......................    9

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                                 350,000 Shares
                              BANCWEST CORPORATION
                                  Common Stock
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                             PROSPECTUS SUPPLEMENT
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                              GOLDMAN, SACHS & CO.
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